BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-10004

Attention: Filing Desk

RE:	Post Effective Amendment No. 7 on Form S-1 to Form SB-2 Registration Statement (File No. 333-129842) of Computer Software Innovations, Inc.

Ladies and Gentlemen:

On behalf of Computer Software Innovations, Inc., a Delaware corporation (the “Company”), we transmit for filing, pursuant to Rule 101 of Regulation S-T, Post-effective Amendment No. 7 (the “Amendment”) to the Company’s Form S-1 Registration Statement which was previously filed on Form SB-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, relating to the initial registration of 15,295,728 shares, subject to adjustment, of the Company’s common stock, $0.001 par value per share (the “Shares”). The Shares are to be offered and sold from time to time by Barron Partners LP, or the “Selling Stockholder.” The Registration Statement was initially declared effective on February 14, 2006.

As requested by Mr. Evan Jacobson of your office, the Amendment reflects certain minor changes to the amendment filed by the Company on April 30, 2009. Specifically, the Registration Statement cover page has been changed to show clearly the total number of amendments since the initial filing on Form SB-2. Also, on the prospectus cover page and throughout the document, the total number of shares offered has been reduced to reflect shares sold by the Selling Stockholder since the last effective registration amendment filed on May 1, 2008.

We anticipate requesting effectiveness of the Amendment on May 12, 2009, or as soon as possible thereafter after consulting with Mr. Jacobson.

If you have any questions or need further information regarding the enclosed filing, please contact the undersigned at (864) 240-2494.

Sincerely,

/s/ William L. Pitman

William L. Pitman

Smith Moore Leatherwood, LLP

cc: David B. Dechant

William L. Pitman | Direct 864.240.2494 | Fax 864.240.2479 | Bill.Pitman@smithmoorelaw.com

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